Exhibit 99.1

Pyxis Tankers Inc. Announces Financial Results for the Three and Nine Months Ended September 30, 2017

Maroussi, Greece, November 9, 2017 – Pyxis Tankers Inc. (NASDAQ Cap Mkts: PXS), an emerging growth pure play product tanker company, today announced unaudited results for the three and nine months ended September 30, 2017.

Summary

●	For the three months ended September 30, 2017, our time charter equivalent revenues were $5.2 million, which resulted in a net loss of $1.3 million, or a loss per share (basic and diluted) of $0.07, and our EBITDA (see “Non-GAAP Measures and Definitions” below) was $0.8 million.

Valentios Valentis, our Chairman and CEO commented:

“Our operating results for the third quarter of 2017 reflected a slight improvement over the comparable period in 2016. Spot charter rates for medium range tankers (“MRs”) continued to be volatile during the quarter but improved slightly overall. Improving demand growth reduced high inventories of refined products in storage worldwide to levels below 2016 and increased voyage activity. As previously mentioned, we expected chartering activity to be choppy for most of 2017. Consequently, we took the opportunity to increase our time charter coverage for our MRs on a short-term basis. We believe this employment strategy positions us to take advantage of improving rates in late Q4. Overall, we continue to believe in a longer term improvement in charter rates moving into 2018 as the result of attractive market fundamentals, such as significantly lower scheduled deliveries of new build MRs combined with projected solid growth in consumption and increasing export-oriented petroleum refinery cargoes. Over the long-term, we intend to maintain our mixed chartering strategy.

“We continue to be pleased with our disciplined, cost-effective operating structure, which is evidenced by our fleet-wide daily operating expenses of $5,747 per vessel for the nine-month period of 2017 representing a slight decrease over the same period in 2016.

“As of September 30, 2017, our net funded debt stood at $64.7 million, and the weighted average interest rate was approximately 3.7% during the first nine months of 2017. We do not have a scheduled balloon payment on our bank debt until the second quarter of 2020, which enhances our financial flexibility.

“In the near-term, we will continue to pursue cost-effective, flexible capital alternatives. We remain optimistic about the fundamentals of the product tanker market and believe that Pyxis Tankers is positioned to take advantage of them.”

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Results for the three months ended September 30, 2016 and 2017

For the three months ended September 30, 2017, we reported a net loss of $1.3 million, or $0.07 basic and diluted loss per share, compared to a net loss of $1.5 million, or $0.08 basic and diluted earnings per share, for the same period in 2016. The increase in our net result was primarily due to a $0.2 million increase in time charter equivalent revenues. Our EBITDA of $0.8 million for the third quarter of 2017 remained relatively stable compared to the same period in 2016.

Results for the nine months ended September 30, 2016 and 2017

For the nine months ended September 30, 2017, we reported a net loss of $3.8 million, or $0.21 basic and diluted loss per share, compared to a net income of $19,000, or $0.00 basic and diluted earnings per share, for the same period in 2016. The decrease in our net result was primarily due to a $3.9 million decrease in time charter equivalent revenues. In addition, during the second quarter of 2017, we recorded one-off expenses of approximately $0.3 million associated with the termination of our equity offering in July 2017, which are included under general and administrative expenses for the period. For the first nine months of 2017, our EBITDA was $2.6 million, a decrease of $4.1 million from $6.6 million for the same period in 2016. If we were to exclude the write-off of our equity offering expenses in the nine months ended September 30, 2017, our EBITDA and net loss would have been $2.9 million and $3.5 million, or $0.19 basic and diluted loss per share, respectively.

	Three Months ended September 30,		Nine Months ended September 30,
	2016	2017	2016	2017
	(Thousands of U.S. dollars, except for daily TCE rates)
Voyage revenues	7,197	6,339	23,538	22,509
Voyage related costs and commissions	(2,234)	(1,188)	(3,914)	(6,778)
Time charter equivalent revenues*	4,963	5,151	19,624	15,731

Total operating days	477	486	1,529	1,470

Daily time charter equivalent rate*	10,406	10,600	12,835	10,701

* Subject to rounding; please see “Non-GAAP Measures and Definitions” below.

Management’s Discussion and Analysis of Financial Results for the Three Months ended September 30, 2016 and 2017 (Amounts are presented in million U.S. dollars, rounded to the nearest one hundred thousand, except as otherwise noted)

Voyage revenues: Voyage revenues of $6.3 million for the three months ended September 30, 2017 represented a decrease of $0.9 million, or 11.9%, from $7.2 million in the comparable period in 2016. The decrease in gross voyage revenues during the third quarter of 2017 was attributed to lower spot charter activity, partially offset by a slight increase in total operating days attributed to decreased idle days between voyage charter employments.

Voyage related costs and commissions: Voyage related costs and commissions of $1.2 million for the three months ended September 30, 2017 represented a decrease of $1.0 million, or 46.8%, from $2.2 million in the comparable period in 2016. The decrease was primarily attributed to lower spot charter activity, which incurs voyage costs.

Vessel operating expenses: Vessel operating expenses of $3.3 million for the three months ended September 30, 2017 represented a slight increase of $0.1 million, or 1.7%, from $3.2 million in the comparable period in 2016.

General and administrative expenses: General and administrative expenses of $0.6 million for the three months ended September 30, 2017 remained stable compared to the three-month period ended September 30, 2016.

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Management fees: For the three months ended September 30, 2017, management fees payable to our ship manager, Pyxis Maritime Corp. (“Maritime”), and to International Tanker Management Ltd., our fleet’s technical manager, of $0.2 million each, remained stable compared to the three-month period ended September 30, 2016.

Amortization of special survey costs: Amortization of special survey costs was less than $0.1 million for the three-month period ended September 30, 2017, compared to $0.1 million for the three-month period ended September 30, 2016. The decrease in amortization of special survey costs is attributed to the write-off of the unamortized portion of the special survey costs of the Northsea Alpha and the Northsea Beta since an impairment charge was recognized on both vessels as of December 31, 2016.

Depreciation: Depreciation of $1.4 million for the three months ended September 30, 2017 remained relatively stable compared to the three-month period ended September 30, 2016.

Interest and finance costs, net: Interest and finance costs, net, for the three months ended September 30, 2017 amounted to $0.7 million and remained relatively stable compared to the three-month period ended September 30, 2016.

Management’s Discussion and Analysis of Financial Results for the Nine Months ended September 30, 2016 and 2017 (Amounts are presented in million U.S. dollars, rounded to the nearest one hundred thousand, except as otherwise noted)

Voyage revenues: Voyage revenues of $22.5 million for the nine months ended September 30, 2017 represented a decrease of $1.0 million, or 4.4%, from $23.5 million in the comparable period in 2016. The decrease during the first nine months of 2017 was attributed to lower time charter equivalent rates as well as to a decrease in total operating days attributed to increased idle days between voyage charter employments.

Voyage related costs and commissions: Voyage related costs and commissions of $6.8 million for the nine months ended September 30, 2017 represented an increase of $2.9 million, or 73.2%, from $3.9 million in the comparable period in 2016. The increase was primarily attributed to greater spot charter activity, which incurs voyage costs.

Vessel operating expenses: Vessel operating expenses of $9.4 million for the nine months ended September 30, 2017 represented a decrease of approximately $0.4 million, or 3.7%, from $9.8 million in the comparable period in 2016. The decrease was primarily attributed to cost efficiency increases through most of our fleet in the period.

General and administrative expenses: General and administrative expenses of $2.3 million for the nine months ended September 30, 2017 increased by $0.3 million, or 14.9%, from $2.0 million in the comparable period in 2016. The increase in general and administrative expenses is primarily attributed to the one-off expenses of $0.3 million relating to the public equity offering that was terminated in July 2017.

Management fees, related parties: Management fees to Maritime of $0.5 million for the nine months ended September 30, 2017 increased by less than $0.1 million, or 15.7%, from $0.5 million in the comparable period in 2016. The increase is attributed to the increase in the daily management fee of the Northsea Beta and the Northsea Alpha as a result of Maritime’s assumption of full commercial management of these vessels in June and November 2016, respectively.

Management fees, other: Management fees mainly payable to International Tanker Management Ltd. of $0.7 million for the nine months ended September 30, 2017 decreased by less than $0.1 million, or 10.4%, compared to the nine months ended September 30, 2016, which included the services of North Sea Tankers BV, the former commercial manager of the Northsea Alpha and the Northsea Beta.

Amortization of special survey costs: Amortization of special survey costs was $0.1 million for the nine months ended September 30, 2017, compared to $0.2 million for the nine months ended September 30, 2016. The decrease in amortization of special survey costs is attributed to the write-off of the unamortized portion of the special survey costs of the Northsea Alpha and the Northsea Beta since an impairment charge was recognized on both vessels as of December 31, 2016.

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Depreciation: Depreciation of $4.2 million for the nine months ended September 30, 2017 remained relatively stable compared to the nine-month period ended September 30, 2016.

Bad debt provisions: Bad debt provisions of $0.2 million for the nine months ended September 30, 2017 represented an increase in doubtful account for trade receivables.

Interest and finance costs, net: Interest and finance costs, net, for the nine months ended September 30, 2017 amounted to $2.2 million, compared to $2.1 million in the comparable period in 2016, an increase of less than $0.1 million, or 2.3%. The increase is mainly attributed to the increase of the LIBOR-based interest rates applied to our outstanding bank debt.

Unaudited Interim Consolidated Statements of Comprehensive Loss

For the three months ended September 30, 2016 and 2017

(Expressed in thousands of U.S. dollars, except for share and per share data)

	Three Months Ended	Three Months Ended
	September 30, 2016	September 30, 2017

Voyage revenues	7,197	6,339

Expenses:
Voyage related costs and commissions	(2,234)	(1,188)
Vessel operating expenses	(3,211)	(3,266)
General and administrative expenses	(581)	(589)
Management fees, related parties	(169)	(179)
Management fees, other	(252)	(232)
Amortization of special survey costs	(61)	(18)
Depreciation	(1,449)	(1,403)
Bad debt provisions	-	(50)
Operating loss	(760)	(586)

Other expenses:
Interest and finance costs, net	(703)	(737)
Total other expenses, net	(703)	(737)

Net loss	(1,463)	(1,323)

Loss per common share, basic and diluted	$(0.08)	$(0.07)

Weighted average number of common shares, basic and diluted	18,277,893	18,277,893

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Unaudited Interim Consolidated Statements of Comprehensive Income / (Loss)

For the nine months ended September 30, 2016 and 2017

(Expressed in thousands of U.S. dollars, except for share and per share data)

	Nine Months Ended	Nine Months Ended
	September 30, 2016	September 30, 2017

Voyage revenues	23,538	22,509

Expenses:
Voyage related costs and commissions	(3,914)	(6,778)
Vessel operating expenses	(9,774)	(9,414)
General and administrative expenses	(1,981)	(2,276)
Management fees, related parties	(460)	(532)
Management fees, other	(778)	(697)
Amortization of special survey costs	(185)	(54)
Depreciation	(4,318)	(4,164)
Bad debt provisions	-	(231)
Operating income / (loss)	2,128	(1,637)

Other expenses:
Interest and finance costs, net	(2,109)	(2,157)
Total other expenses, net	(2,109)	(2,157)

Net income / (loss)	19	(3,794)

Earnings / (loss) per common share, basic and diluted	$0.00	$(0.21)

Weighted average number of common shares, basic and diluted	18,277,893	18,277,893

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Consolidated Balance Sheets

As of December 31, 2016 and September 30, 2017 (unaudited)

(Expressed in thousands of U.S. dollars, except for share and per share data)

	December 31, 2016	September 30, 2017
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	783	604
Restricted cash, current portion	143	142
Inventories	1,173	808
Trade receivables, net	1,681	1,083
Prepayments and other assets	404	261
Total current assets	4,184	2,898

FIXED ASSETS, NET:
Vessels, net	121,341	117,177
Total fixed assets, net	121,341	117,177

OTHER NON-CURRENT ASSETS:
Restricted cash, net of current portion	4,857	4,858
Deferred charges, net	358	304
Total other non-current assets	5,215	5,162
Total assets	130,740	125,237

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:
Current portion of long-term debt, net of deferred financing costs, current	6,813	7,059
Accounts payable	3,115	2,705
Due to related parties	1,953	5,777
Hire collected in advance	415	802
Accrued and other liabilities	574	690
Total current liabilities	12,870	17,033

NON-CURRENT LIABILITIES:
Long-term debt, net of current portion and deferred financing costs, non-current	66,617	60,745
Promissory note	2,500	2,500
Total non-current liabilities	69,117	63,245

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS’ EQUITY:
Preferred stock ($0.001 par value; 50,000,000 shares authorized; none issued)	-	-
Common stock ($0.001 par value; 450,000,000 shares authorized; 18,277,893 shares issued and outstanding at each of December 31, 2016 and September 30, 2017)	18	18
Additional paid-in capital	70,123	70,123
Accumulated deficit	(21,388)	(25,182)
Total stockholders’ equity	48,753	44,959
Total liabilities and stockholders’ equity	130,740	125,237

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Unaudited Interim Consolidated Statements of Cash Flow

For the nine months ended September 30, 2016 and 2017

(Expressed in thousands of U.S. dollars)

	Nine Months Ended	Nine Months Ended
	September 30, 2016	September 30, 2017

Cash flows from operating activities:
Net income / (loss)	19	(3,794)
Adjustments to reconcile net income / (loss) to net cash provided by operating activities:
Depreciation	4,318	4,164
Amortization of special survey costs	185	54
Amortization of financing costs	125	116
Bad debt provisions	-	231
Changes in assets and liabilities:
Inventories	(427)	365
Trade receivables, net	(568)	367
Prepayments and other assets	400	143
Accounts payable	649	(410)
Due to related parties	50	3,824
Hire collected in advance	(1,614)	387
Accrued and other liabilities	49	116
Net cash provided by operating activities	3,186	5,563

Cash flow from investing activities:
Net cash provided by investing activities	-	-

Cash flows from financing activities:
Repayment of long-term debt	(5,752)	(5,552)
Change in restricted cash	(500)	-
Payment of financing costs	(22)	(190)
Net cash used in financing activities	(6,274)	(5,742)

Net decrease in cash and cash equivalents	(3,088)	(179)

Cash and cash equivalents at the beginning of the period	4,122	783

Cash and cash equivalents at the end of the period	1,034	604

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Liquidity and Debt

Pursuant to our loan agreements, as of September 30, 2017, we were required to maintain minimum liquidity of $5.0 million. Total cash and cash equivalents, including restricted cash, aggregated to $5.6 million as of September 30, 2017.

Total debt (in thousands of U.S. dollars), net of deferred financing costs:

	As at	As at
	December 31, 2016	September 30, 2017
Bank debt	$73,430	$67,804
Promissory Note - related party	2,500	2,500
Total	$75,930	$70,304

Our weighted average interest rate on our total funded debt for the nine months ended September 30, 2017 was 3.68%.

Non-GAAP Measures and Definitions

Earnings before interest, taxes, depreciation and amortization (“EBITDA”) represents the sum of net income / (loss), interest and finance costs, depreciation and amortization and, if any, income taxes during a period. EBITDA is not a recognized measurement under U.S. GAAP.

EBITDA is presented in this press release as we believe that it provides investors with a means of evaluating and understanding how our management evaluates operating performance. This non-GAAP measure should not be considered in isolation from, as a substitute for, or superior to financial measures prepared in accordance with U.S. GAAP. In addition, this non-GAAP measure does not have standardized meaning, and is therefore unlikely to be comparable to similar measures presented by other companies.

	Three Months Ended		Nine Months Ended
(In thousands of U.S. dollars)	September 30, 2016	September 30, 2017	September 30, 2016	September 30, 2017
Reconciliation of Net (loss) / income to EBITDA

Net (loss) / income	$(1,463)	$(1,323)	$19	$(3,794)

Depreciation	1,449	1,403	4,318	4,164

Amortization of special survey costs	61	18	185	54

Interest and finance costs, net	703	737	2,109	2,157

EBITDA	$750	$835	$6,631	$2,581

The nine-month period ended September 30, 2017 presented above includes the offering expenses incurred with respect to the public equity offering we terminated in July 2017. If we were to exclude these costs, our EBITDA for the same period would have been $2,910.

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Daily time charter equivalent (“TCE”) is a shipping industry performance measure of the average daily revenue performance of a vessel on a per voyage basis. TCE is not calculated in accordance with U.S. GAAP. We utilize TCE because we believe it is a meaningful measure to compare period-to-period changes in our performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which our vessels may be employed between the periods. Our management also utilizes TCE to assist them in making decisions regarding employment of the vessels. We calculate TCE by dividing voyage revenues after deducting voyage related costs and commissions by operating days for the relevant period. Voyage related costs and commissions primarily consist of brokerage commissions, port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract.

Vessel operating expenses (“Opex”) per day are our vessel operating expenses for a vessel, which primarily consist of crew wages and related costs, insurance, lube oils, communications, spares and consumables, tonnage taxes as well as repairs and maintenance, divided by the ownership days in the applicable period.

We calculate fleet utilization by dividing the number of operating days during a period by the number of available days during the same period. We use fleet utilization to measure our efficiency in finding suitable employment for our vessels and minimizing the amount of days that our vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades, special surveys and intermediate dry-dockings or vessel positioning. Ownership days are the total number of days in a period during which we owned each of the vessels in our fleet. Available days are the number of ownership days in a period, less the aggregate number of days that our vessels were off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys and intermediate dry-dockings and the aggregate number of days that we spent positioning our vessels during the respective period for such repairs, upgrades and surveys. Operating days are the number of available days in a period, less the aggregate number of days that our vessels were off-hire or out of service due to any reason, including technical breakdowns and unforeseen circumstances.

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Recent Daily Fleet Data:

(Amounts in U.S.$)		Three Months Ended September 30,		Nine Months Ended September 30,
		2016	2017	2016	2017
Eco-Efficient MR2: (2 of our vessels)
	TCE	14,830	12,892	15,442	13,057
	Opex	5,624	5,871	5,798	5,836
	Utilization %	96.2%	100.0%	98.5%	92.7%
Eco-Modified MR2: (1 of our vessels)
	TCE	4,847	10,838	12,447	12,634
	Opex	6,199	6,351	6,484	6,562
	Utilization %	85.9%	87.0%	93.4%	91.9%
Standard MR2: (1 of our vessels)
	TCE	11,540	12,768	16,291	11,921
	Opex	6,635	5,946	6,862	5,835
	Utilization %	79.3%	100.0%	92.7%	98.9%
Small Tankers: (2 of our vessels)
	TCE	7,523	5,673	8,271	6,172
	Opex	5,412	5,727	5,365	5,207
	Utilization %	80.4%	70.7%	87.4%	81.1%
Fleet: (6 vessels)
	TCE	10,406	10,600	12,835	10,701
	Opex	5,818	5,916	5,945	5,747
	Utilization %	86.4%	88.0%	93.0%	89.7%

When we refer to total daily operational costs as applied to our eco-modified and eco-efficient tankers, we define that as the sum of (1) daily Opex per vessel, (2) total general and administrative expenses in the period per day per vessel, and (3) the technical and commercial management fees in the period per day per vessel. We believe total daily operational costs for such vessels can provide a more complete picture of financial results for comparative purposes.

Stock Purchases

In August 2017, Maritime Investors Corp., a corporation controlled by our chief executive officer and our largest shareholder, notified our board of directors that it intended to purchase through its wholly-owned subsidiary, Pyxis Holdings Inc. (“Holdings”), up to 200,000 shares of our outstanding common stock. Holdings may purchase these shares in one or more open markets (whether through the safe harbor afforded by Rule 10b-18 promulgated under the U.S. Securities Exchange Act of 1934 or otherwise) or privately negotiated purchases at times and prices considered to be appropriate, although it is not obligated to purchase any shares.

Since August 2017, Holdings completed the purchase of 51,463 common shares at an average share price, net of brokerage commissions, of $1.88. Following the purchase of these shares, Mr. Valentis increased his beneficial ownership of our common stock from 93.0% to 93.3%. Maritime Investors Corp. has informed us that it may continue to pursue such permitted purchases.

2017 Annual General Meeting Results

On November 6, 2017, we held our 2017 Annual General Meeting of Shareholders pursuant to a Notice of Annual Meeting of Shareholders dated September 27, 2017. At the meeting, the following proposal, which is set forth in more detail in the Notice of Annual Meeting of Shareholders and our Proxy Statement sent to shareholders on or around September 27, 2017, was approved and adopted: the election of Mr. Robin P. Das and Mr. Basil G. Mavroleon as our Class III Directors to serve until our 2020 Annual Meeting of Shareholders.

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Conference Call and Webcast

We will host a conference call to discuss our results at 4:30 p.m., Eastern Time, on November 9, 2017. Participants should dial into the call 10 minutes prior to the scheduled time using the following dial-in numbers:

U.S. Toll Free:	● +1 (833) 235-7646
U.S. Toll/International:	● +1 (647) 689-4167
Conference ID:	● 5978329

A live webcast of the conference call will be available through our website (http://www.pyxistankers.com). Webcast participants of the live conference call should register on the website approximately 10 minutes prior to the start of the webcast. An archived version of the webcast will be available on the website within approximately two hours of the completion of the call.

About Pyxis Tankers Inc.

We own a modern fleet of six tankers engaged in seaborne transportation of refined petroleum products and other bulk liquids. We are focused on growing our fleet of medium range product tankers, which provide operational flexibility and enhanced earnings potential due to their “eco” features and modifications. We are well positioned to opportunistically expand and maximize our fleet due to competitive cost structure, strong customer relationships, and an experienced management team, whose interests are aligned with those of our shareholders.

Pyxis Tankers Fleet (as of November 1, 2017)

			Carrying			Charter	Anticipated
			Capacity	Year	Type of	Rate	Redelivery
Vessel Name	Shipyard	Vessel Type	(dwt)	Built	Charter	(per day) (1)	Date
Pyxis Epsilon	SPP / S. Korea	MR	50,295	2015	Time	$13,350	Dec. 2017
Pyxis Theta	SPP / S. Korea	MR	51,795	2013	Time	$13,625	Nov. 2017
Pyxis Malou	SPP / S. Korea	MR	50,667	2009	Spot	n/a	n/a
Pyxis Delta	Hyundai / S. Korea	MR	46,616	2006	Time	$13,000	Nov. 2017
Northsea Alpha	Kejin / China	Small Tanker	8,615	2010	Spot	n/a	n/a
Northsea Beta	Kejin / China	Small Tanker	8,647	2010	Spot	n/a	n/a
			216,635

1)	This table shows gross rates and does not reflect any commissions payable.

We have no drydockings scheduled until the third quarter of 2018.

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Forward Looking Statements

This press release includes “forward-looking statements” intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. These statements include statements about our plans, strategies, financial performance, prospects or future events and involve known and unknown risks that are difficult to predict. As a result, our actual results, performance or achievements may differ materially from those expressed or implied by these forward-looking statements. In some cases, you can identify forward-looking statements by the use of words such as “may,” “could,” “expect,” “seek,” “predict,” “schedule,” “project,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “potential,” “outlook,” “continue,” “likely,” “will,” “would” and variations of these terms and similar expressions, or the negative of these terms or similar expressions. Such forward-looking statements are necessarily based upon estimates and assumptions that, while considered reasonable by us and our management team, are inherently uncertain. A more complete description of these risks and uncertainties can be found in our filings with the U.S. Securities and Exchange Commission, including under the caption “Risk Factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2016. We caution you not to place undue reliance on any forward-looking statements, which are made as of the date of this press release. We undertake no obligation to update publicly any of these forward-looking statements to reflect actual results, new information or future events, changes in assumptions or changes in other factors affecting forward-looking statements, except to the extent required by applicable laws.

Company

Pyxis Tankers Inc.

59 K. Karamanli Street

Maroussi 15125 Greece

info@pyxistankers.com

Visit our website at www.pyxistankers.com

Company Contact

Henry Williams

Chief Financial Officer

Tel: +30 (210) 638 0200 / +1 (516) 455-0106

Email: hwilliams@pyxistankers.com

Source: Pyxis Tankers Inc.

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